SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD Principal assets MCh$ Operational results MCh$ Cash and deposits in banks 2,024,164 Net interest income 1,271,737 Loans and accounts receivables from customers and banks, net 40,253,784 Net fee and commission income 340,344 Loans and accounts receivables from customers at fair value, net 496,609 Result from financial operations 176,379 Financial instruments 10,119,403 Total operating income 1,788,460 Financial derivative contracts 11,335,439 Provision for loan losses (335,477) Other asset ítems 7,055,181 Support expenses (541,993) Total assets 71,284,580 Other results (33,088) Income before tax 877,902 Principal liabilities MCh$ Income tax expense (130,293) Deposits and other demand liabilities 13,658,488 Net income for the period 747,609 Time deposits and other time liabilities 18,956,443 Issued debt and regulatory capital instruments 9,811,226 Attributable to: Financial derivative contracts 11,310,677 Equity holders of the Bank 728,829 Other liabilities ítems 12,436,337 Non-controlling interest 18,780 Total equity 5,111,409 Total liabilities and Equity 71,284,580 Equity attributable to: Equity holders of the Bank 4,945,116 Non-controlling interest 166,293 BANCO SANTANDER-CHILE AND SUBSIDIARIES CONSOLIDATED FINANCIAL INFORMATION As of July 31, 2026 The principal balances and results accumulated for the period ending July 2026 (amounts in millions of Chilean pesos). JONATHAN COVARRUBIAS H. ANDRES TRAUTMANN B. Chief Accounting Officer Chief Executive Officer

Santander

BANCO SANTANDER-CHILE Y AFILIADAS

INFORMACIÓN FINANCIERA CONSOLIDADA

Al 31 de Julio de 2026

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de Julio de 2026 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	2.024.164
Créditos y cuentas por cobrar a clientes y bancos	40.253.784
Créditos y cuentas por cobrar a clientes a valor razonable	496.609
Instrumentos financieros	10.119.403
Contratos de derivados financieros	11.335.439
Otros rubros del activo	7.055.181
Total Activos	**71.284.580**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	13.658.488
Depósitos y otras captaciones a plazo	18.956.443
Instrumentos de deuda y capital regulatorio emitidos	9.811.226
Contratos de derivados financieros	11.310.677
Otros rubros del pasivo	12.436.337
Total patrimonio	5.111.409
Total Pasivos y Patrimonio	**71.284.580**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	4.945.116
Interés no controlador	166.293

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingresos netos por intereses y reajustes	1.271.737
Ingresos netos de comisiones	340.344
Resultado de operaciones financieras	176.379
Total ingresos operacionales	**1.788.460**
Gasto de pérdidas crediticias	(335.477)
Gastos de apoyo	(541.993)
Otros resultados	(33.088)
Resultado antes de impuesto	**877.902**
Impuesto a la renta	(130.293)
Utilidad consolidada del periodo	**747.609**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	728.829
Interés no controlador	18.780

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

ANDRES TRAUTMANN B.
Gerente General

IMPORTANT NOTICE The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1, 2022 issued by the Financial Market Commission (FMC), The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions, The FMC is the banking industry regulator according to article 2 of the General Banking Law, which by General Regulation establishes the accounting principles to be used by the banking industry, For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant’s Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence, ¿Qué podemos hacer por ti hoy?